UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69566

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FEARNLEY SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

880 THIRD AVE, 16TH Floor
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAmes B. AHLFELD (Name) 212-739-0622 (Area Code – Telephone Number) JAHLFELD@BIGAPPLEGRP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP
(Name – if individual, state last, first, and middle name)

805 THIRD AVE (Address) NEW YORK (City) N.Y. (State) 10022 (Zip Code)

9/24/2003 (Date of Registration with PCAOB)(if applicable) # 587 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAN ANDREAS NAESS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FEARNLEY SECURITIES, INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified in Nassau County
My Commission Expires 07-08-2021

Signature: [signature]

Title: CHIEF EXECUTIVE OFFICER

[signature]
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fearnley Securities, Inc. (the "Company"), as of December 31, 2021, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
March 1, 2022

Fearnley Securities Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	4,077,116
Restricted Cash, Clearing Account		264,148
Accounts Receivable-Customer		1,011,245
Due from Clearing Broker		55,075
Prepaid Expenses		70,827
Operating Lease Right-of-Use Assets (net)		264,000
Office Equipment and Leasehold (net)		3,557
TOTAL ASSETS	$	5,745,968

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	70,114
Accounts Payable-Related Party		1,570,149
Accrued Compensation		2,000,000
Accrued Income Taxes		56,781
Operating Lease Liabilities		270,520
TOTAL LIABILITIES		3,967,564
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
200 authorized, 100 shares issued and outstanding		9,448,795
Accumulated Deficit		(7,670,391)
TOTAL STOCKHOLDERS' EQUITY		1,778,404
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,745,968

See accompanying notes to financial statements.

Fearnley Securities Inc.
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUES:		
Investment Banking Fees	$	5,258,510
Commissions		1,584,072
Gain on Aged Fail to Deliver		1,829
Interest Earned		5,122
TOTAL REVENUES		6,849,533
EXPENSES:		
Revenue Share-Parent Entity		1,570,149
Compensation and Benefits		3,579,355
Clearing Charges and Execution Expenses		592,568
Occupancy		132,000
Professional Fees		456,601
Communication		22,073
Other General and Administrative		261,853
TOTAL EXPENSES		6,614,599
OPERATING INCOME		234,934
OTHER INCOME and EXPENSES:		
PPP Loan Forgiveness		184,300
TOTAL OTHER INCOME and EXPENSE		184,300
NET INCOME BEFORE INCOME TAXES		419,234
Income Tax Expense		56,781
NET INCOME	$	362,453

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2021

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance at December 31, 2020	100	$ 9,448,795	$ (8,032,844)	$ 1,415,951
Net Income	-	-	362,453	362,453
Balance at December 31, 2021	100	$ 9,448,795	$ (7,670,391)	$ 1,778,404

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	362,453
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		135,786
Gain on Aged Fail to Deliver		(1,829)
PPP-SBA Loan		(184,300)
Changes in Operating Assets and Liabilities:		
Accounts Receivable-Customer		(724,422)
Due from Clearing Broker		69,705
Prepaid Expenses		315
Accounts Payable and Accrued Liabilities		1,686,096
Accounts Payable-Related Party		1,383,123
Accrued Income Taxes		56,781
Operating Lease Liabilities		(123,910)
Net Cash Provided by Operating Activities		2,659,798
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment		(444)
Net Cash Used in Investing Activities		(444)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Cash Provided by Financing Activities		-
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH-CLEARING ACCOUNT		2,659,354
CASH,cash equivalents and restricted cash-clearing account at beginning of year		1,681,910
CASH,cash equivalents and restricted cash-clearing account at end of year	$	4,341,264
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-
NON CASH FINANCING ACTIVITIES		
Capitalized leases	$	385,846

See accompanying notes to financial statements.

Fearnley Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2021

(1) Organization

Fearnley Securities, Inc. ("the Company") is a wholly owned subsidiary of Fearnley Securities AS (the Parent Company). The Parent Company was established in 1987 and is an independent full-service investment bank, a member of the Oslo Stock Exchange, and part of the Astrup Fearnley Group. The idea behind the formation of an investment bank within the Astrup Fearnley umbrella was, and remains, to capitalize on the Group's global resources within maritime industries. The Company and the Parent Company remain close to the Group's heritage and core businesses, hence focusing exclusively on shipping, offshore and energy. From its office in New York, the Company provides a full range of brokerage and investment banking services for domestic and global clients.

The Company is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2021
Cash and cash equivalents	$ 4,077,116
Restricted cash - clearing account	264,148
Cash, cash equivalents and restricted cash – clearing account	$ 4,341,264

(b) Fair Value of Financial Instruments

The carrying value of cash, restricted cash, accounts receivable, due from clearing broker, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value

measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(c) Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company records tax liabilities for income tax contingencies based on our best estimates of the underlying exposures. The Company's federal and state income tax returns for the years 2018 through 2021 remain open for audit by the applicable regulatory authorities.

(d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2021, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(f) Office Equipment, Furniture and Leasehold Improvements

Office equipment, furniture and leasehold improvements are stated at historical cost less accumulated depreciation. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation on these assets is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of these assets range from three to five years.

(g) Operating leases – Right of Use

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" relates to leases to increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The standard became effective for the Company on January 1, 2019. The standard had a material impact on our balance sheet, but did not have a material impact on our income statement or cash flows. The Company adopted ASC 842 on a modified retrospective approach at the effective date. In addition, the Company elected the package of practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

(h) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities will involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

Concentration of fees in excess of 10% consists of investment banking revenues derived from four customers during 2021 and totaled $3,984,594.

(i) Revenue Recognition

The Company recognizes revenue from placement fees and advisory fees pursuant to FASB ASC 606. The revenue recognition guidance requires that an entity recognize revenue resulting from the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is possible that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment banking revenues consist of underwriting revenues, corporate finance advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company

acts as an underwriter, or as another category of participants in an underwritten distribution and may include management fees, selling concessions and underwriting fees. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically, collection of the related underwriting fees and or management fees occur within 60 days of the transaction date.

Commission revenues are front-end sales commissions for brokerage transactions introduced to the clearing broker, which are recognized on a trade date basis.

Net dealer inventory gains and losses are recorded on a trade date basis, include realized and unrealized net gains and losses, resulting from the Company's principal trading activities.

(j) Recently Issued Accounting Pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Office Equipment, Furniture and Leasehold Improvements

As of December 31, 2021, Office Equipment, Furniture and Leasehold Improvements consist of the following:

Office Equipment	$ 56,461
Furniture	28,582
Leasehold Improvements	111,681
Total	196,724
Less Accumulated Depreciation	(193,167)
Net	$ 3,557

The Company incurred $5,772 of depreciation expense for the year ended December 31, 2021.

(4) Operating Leases, Right-of-Use Assets and Liabilities

The Company leases office space and equipment used in connection with its operations under various operating leases.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payment arising from the leases. The lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commence date or January 1, 2019 for leases that commenced prior to that date. Operating lease expense is recognized on a straight line basis over the term of the lease.

The operating lease payments including non-lease components for the year ended December 31, 2021 was $141,837.

The rate implicit in each lease is not readily determinable and we therefore used our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

As of December 31, 2021, we had operating lease right of use assets of $411,850 less accumulated depreciation of $147,850 and operating lease liabilities of $270,520. Depreciation expense for the year ended December 31, 2021 was $130,014.

Future minimum lease payments under these leases are as follows:

Years ended December 31,		
2022	$	132,000
2023		132,000
2024		22,000
Total undiscounted future non-cancellable minimum lease payments		286,000
Less – imputed interest		(15,480)
Present value of lease liabilities	$	270,520
Weighted average lease term in years		2.2

(5) Related Party Transactions

The Company and the Parent Company have a Profit Sharing Agreement, whereby the Company may share a portion of its profits with the Parent Company in recognition of the Parent Company's *contributions* to profitability of the Company vis a vis the Parent Company's efforts in collaboration with the Company pursuant to *Rule 15a-6 under the Securities Exchange Act of 1934 as amended.* Such profit sharing is based upon certain agreed upon methods driven largely by the involvement of the Company and the Parent Company. The Profit Sharing Agreement may be terminated by either party under certain conditions. Such monies are not due and payable until all fees receivable and relating to such profit share have been fully collected. During 2021, the Company shared $1,570,149 in profits with the Parent Company.

The Parent Company is due $1,570,149 from the Company for profit-sharing for the year ended December 31, 2021.

Revenues as a result of commission based transactions with the Parent Company are $171,901 for the year ended December 31, 2021.

(6) Income Taxes

Under the accounting guidance, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax

consequences of events that have been recognized differently in the financial statements than for tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2021:

Current Tax (Benefit):		Rate
Federal	$ 88,039	21.0%
State and Local	56,781	13.5%
Permanent Differences	(51,771)	(12.3%)
Net operating loss carryforward reserves	(36,268)	(8.7%)
Net Income tax	$ 56,781	13.5%

The Company has state NOL's in one state only, hence when there is allocated taxable income to other states, we may have to pay income taxes in those other states.

The Company has net operating losses of $5,855,000 which expire by 2041. The related deferred tax assets on the timing difference accruals and net operating loss carryforwards of $2,565,000 have been fully reserved, due to unstable earnings history.

(7) Defined Contribution 401k Plan

The Company formed a 401k plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $29,698 during 2021.

(8) PPP – SBA Loan

The Company secured a PPP (Paycheck Protection Program) loan in May 2020, in the amount of $184,300, from the SBA. Initial loan terms were an interest rate of 1% with payment in full May 2022. The full amount of the PPP loan was forgiven on May 21, 2021.

(9) Commitments and Contingencies

a) The Company entered into a 3 year lease at the premises located at 880 Third Ave, which expires February 29, 2024 and an equipment lease which expired in November 2021. Monthly lease payments are $11,000 and $800, respectively. Rent expense for the year ended December 31, 2021 is $140,800.

b) In November 2015, the Company entered into a fully disclosed clearing agreement with an unrelated entity and a clearing broker. The Company intends to conduct its clearing and depository transactions for the Company's customer accounts and proprietary transactions securities registered in the United States (domestic transactions) through this clearing agreement, while foreign based securities will be cleared through its Parent Company.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company funded $250,000 in January 2016, as cash held on deposit for the settlement of any unsettled domestic transactions.

Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

c) The Company has several annual employment agreements with its employees, detailing traditional terms of employment such as rate compensation, bonus terms if applicable, employment benefits, resignation terms, non-compete clauses and terms of terminations.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $637,700 which was $387,700 in excess of its required net capital of $250,000.

(11) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through March 1, 2022.

Supplemental Information

Fearnley Securities, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Schedule I

Total stockholder's equity qualified for net capital	$ 1,778,404
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Receivables and Other Assets	(1,140,704)
Net capital	$ 637,700
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $3,703,564 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 387,700
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 3,703,564
Ratio of aggregate indebtedness to net capital	5.80 to 1

Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed, and amended by the Company on March 1, 2022.

Schedule II

Fearnley Securities, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2021

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Fearnley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fearnley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Fearnley Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Fearnley Securities, Inc. stated that Fearnley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fearnley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fearnley Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 1, 2022

FEARNLEY SECURITIES, INC.
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2021

Fearnley Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fearnley Securities, Inc.

I, Jan Andreas Naess, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO, Fearnley Securities, Inc.

Date: FEB 22, 2022

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 1, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12-31-21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69566 FINRA DEC
FEARNLEY SECURITIES INC
FEARNLEY SECURITIES
880 3rd AVE (FLOOR 16)
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAMES B. AHLFELD
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 9,756

B. Less payment made with SIPC-6 filed (**exclude interest**) (6176)

7-19-21
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 3,580

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 3580

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3580

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FEARNLEY SECURITIES INC.
(Name of Corporation, Partnership or other organization)

James B Ahlfeld
(Authorized Signature)

Dated the 21 day of FEBRUARY, 2022.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2021 and ending DEC. 31, 2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,021,842

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 502,018

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 12,348

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,721

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — 0 —

Enter the greater of line (i) or (ii) 3,721

Total deductions 518,087

2d. SIPC Net Operating Revenues $ 6,503,755

2e. General Assessment @ .0015 $ 9,756

(to page 1, line 2.A.)